

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 21, 2015

<u>Via E-mail</u>
Charles R. Provini
President and Chief Executive Officer
Natcore Technology, Inc.
189 N. Water Street
Rochester, NY 14604-1163

> **Re: Natcore Technology, Inc.**
> **Registration Statement on Form F-1**
> **Filed August 31, 2015**
> **File No. 333-206666**

Dear Mr. Provini:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>The Dutchess Equity Line Transaction, page 20</u>

1.   We note that you refer in this section and throughout your filing to an aggregate purchase price of $5 million and a minimum purchase price of $.30 per share. Please reconcile the disclosure regarding the aggregate purchase price of $5 million with the aggregate purchase price of $10 million mentioned in section 2(A) of the investment agreement with Dutchess filed as exhibit 10.16. Also, reconcile the disclosure that the put amount should be equal to the lesser amount of either 200% of the average daily volume or $200,000 with the reference to either 200% of the average daily volume or $200,000 mentioned in section 2(B) of the investment agreement. In addition, tell us the basis for your disclosure about a minimum purchase price of $.30 per share. There does not appear to be a reference in the investment agreement to such a minimum price.

2.   Please tell us why you do not disclose in your filing the suspension price mentioned in section 2(C) of the investment agreement.

Legal Matters, page 79

3.   Please disclose in this section the amount and nature of your securities held by your counsel.

Exhibit Index, page II-6

4.   Please file as exhibits the investment agreement and the registration rights agreement dated August 21, 2015 as exhibits to your Form F-1. It appears that you filed the investment agreement and the registration rights agreement dated July 15, 2015 as exhibits to your Form F-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Marc X. LoPresti, Esq.